SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of November, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                   RYANAIR ANNOUNCES 4 NEW ROUTES FROM LONDON
                  TO CZECH REPUBLIC - IRELAND - POLAND - SPAIN

               INCREASED FLIGHTS LONDON TO CORK, SHANNON & NIMES


Ryanair, Europe's No.1 low fares airline, today (Friday, 19th November 2004) announced four new daily routes from London Stansted to Brno (Czech Republic), Granada (Spain) Wroclow (Poland), and a new daily service from Gatwick to Knock (Ireland). In addition, Ryanair also announced increased frequency on its existing routes from London Stansted to Cork (from 3 to 4 x daily), Shannon (from 2 to 4 x daily) plus a second daily summer service to Nimes (France) from London.

FROM LONDON STANSTED:

 ROUTE      FREQUENCY     START DATE         LOWEST FARE (EX TAXES)
GRANADA     1 X DAILY      7 FEB 05                  GBP 7.99
WROCLAW     1 X DAILY      24 MAR 05                 GBP 3.99
BRNO        1 X DAILY      24 MAR 05                 GBP 3.99

FROM LONDON GATWICK:
ROUTE       FREQUENCY     START DATE          LOWEST FARE (EX TAXES)
KNOCK       1 X DAILY      19 JAN 05                   GBP 4.99

INCREASED FREQUENCIES:
ROUTE       CURRENT                  NEW                    FROM
CORK        3 X DAILY              4 X DAILY              19 JAN 05
SHANNON     2 X DAILY              3 X DAILY              19 JAN 05
                                   4 X DAILY              24 MAR 05
NIMES       1 X DAILY            1 X DAILY (LTN)          14 MAR 05
             (EX LTN)            1 X DAILY ( STN)


Announcing Ryanair's new routes in London today, CEO, Michael O'Leary said:

       "We are delighted to announce the first Ryanair low fare routes to new destinations in Poland (Wroclaw), Czech Republic (Brno) and Spain (Granada). Our new route from Gatwick to Knock (Ireland) will add an additional 100,000 passengers pa to our existing Stansted-Knock route (on which this year we will carry over 120,000 passengers)."

       "Today's announcement of increased frequency on our routes from Stansted to Cork & Shannon (together with our new route from London Gatwick to Knock ) will continue to provide even MORE Ryanair low fares, better frequency and unbeatable punctuality for Irish and British consumers. Easyjet can nevermatch Ryanair's low fares, our high frequencies and our punctuality or customer service for consumers travelling between Ireland & UK."

       "With the addition of a new popular summer service from Stansted to Nimes
        (to complement the daily Luton-Nimes route), these new routes and increased frequencies will mean an additional 800,000 passengers will save over GBP 80M on the high fares of other airlines and will benefit from Ryanair's unbeatable punctuality and customer service."


Ends:                                   Friday, 19th November 2004.


For further information:

Paul Fitzsimmons - Ryanair              Pat Walsh - Murray Consultants
Tel: 00 353 1 812 1228                  Tel: 00 353 1 4980 300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  19 November 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director